SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                           Continental Airlines, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    210795209
                                 (CUSIP Number)

                                James J. O'Brien
                         301 Commerce Street, Suite 3300
                             Fort Worth, Texas 76102
                                 (817) 871-4000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 22, 2001
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person:

         1998 CAI Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                          (a)|_|
                                                                          (b)|X|

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5.       Check Box if Disclosure of Legal Proceedings is required Pursuant
         to Item 2 (d) or 2 (e):                                             |_|

6.       Citizenship or Place of Organization:  Texas

                                    7.      Sole Voting Power:  -0-

Number of
Shares
Beneficially
Owned By                            8.      Shared Voting Power:  -0-
Each Reporting
Person With                         9.      Sole Dispositive Power:  -0-


                                   10.      Shared Dispositive Power:  -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

              -0-

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                             |_|

13.      Percent of Class Represented by Amount in Row (11):  0%

14.      Type of Reporting Person:  PN

1.       Name of Reporting Person:

         1992 Air GP

2.       Check the Appropriate Box if a Member of a Group:

                                                                          (a)|_|
                                                                          (b)|X|

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5.       Check Box if Disclosure of Legal Proceedings is required Pursuant
         to Item 2 (d) or 2 (e):                                             |_|

6.       Citizenship or Place of Organization:  Texas

                                    7.      Sole Voting Power:  -0-
Number of
Shares
Beneficially
Owned By                            8.      Shared Voting Power:  -0-
Each Reporting
Person With                         9.      Sole Dispositive Power:  -0-


                                   10.      Shared Dispositive Power:  -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

              -0-

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                             |_|

13.      Percent of Class Represented by Amount in Row (11):  0%

14.      Type of Reporting Person:  PN

1.       Name of Reporting Person:

         1992 Air, Inc.

2.       Check the Appropriate Box if a Member of a Group:

                                                                          (a)|_|
                                                                          (b)|X|

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5.       Check Box if Disclosure of Legal Proceedings is required Pursuant
         to Item 2 (d) or 2 (e):                                             |_|

6.       Citizenship or Place of Organization:  Texas

                                    7.      Sole Voting Power:  -0-
Number of
Shares
Beneficially
Owned By                            8.      Shared Voting Power:  -0-
Each Reporting
Person With                         9.      Sole Dispositive Power:  -0-


                                   10.      Shared Dispositive Power:  -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

              -0-

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                             |_|

13.      Percent of Class Represented by Amount in Row (11):  0%

14.      Type of Reporting Person:  CO

1.       Name of Reporting Person:

         David Bonderman

2.       Check the Appropriate Box if a Member of a Group:

                                                                          (a)|_|
                                                                          (b)|X|

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5.       Check Box if Disclosure of Legal Proceedings is required Pursuant
         to Item 2 (d) or 2 (e):                                             |_|

6.       Citizenship or Place of Organization:  Texas

                                    7.      Sole Voting Power:  -0-
Number of
Shares
Beneficially
Owned By                            8.      Shared Voting Power:  -0-
Each Reporting
Person With                         9.      Sole Dispositive Power:  -0-


                                   10.      Shared Dispositive Power:  -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

              -0-

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                             |_|

13.      Percent of Class Represented by Amount in Row (11):  0%

14.      Type of Reporting Person:  IN

1.       Name of Reporting Person:

         Bonderman Family Limited Partnership

2.       Check the Appropriate Box if a Member of a Group:

                                                                          (a)|_|
                                                                          (b)|X|

3.       SEC Use Only

4.       Source of Funds:  WC

5.       Check Box if Disclosure of Legal Proceedings is required Pursuant
         to Item 2 (d) or 2 (e):                                             |_|

6.       Citizenship or Place of Organization:  Texas

                                    7.      Sole Voting Power:  -0-
Number of
Shares
Beneficially
Owned By                            8.      Shared Voting Power:  -0-
Each Reporting
Person With                         9.      Sole Dispositive Power:  -0-


                                   10.      Shared Dispositive Power:  -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

              -0-

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                             |_|

13.      Percent of Class Represented by Amount in Row (11):  0%

14.      Type of Reporting Person:  PN

         This Amendment No. 10 amends and supplements the Schedule 13D filed on August 8, 1995, as amended (the "Schedule 13D"), by the undersigned, relating to the shares of Class A Common Stock, par value $.01 per share ("Class A Stock"), of Continental Airlines, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         Paragraphs (a)-(c) & (e) of Item 5 are hereby amended and restated in their entireties as follows:

         (a)(b) On January 22, 2001, the Issuer filed with the Secretary of State of Delaware the Amended and Restated Certificate of Incorporation of the Issuer, pursuant to which each share of Class A Stock issued and outstanding immediately prior to such filing was reclassified, changed and converted into
1.32 shares of Class B Stock (the "Reclassification"). Pursuant to and as a result of the Reclassification none of the persons named in response to Item 2(a) is the beneficial owner of any Class A Stock.

         (c) To the best of the knowledge of each of the Reporting Persons, none of the persons named in response to Item 2(a) has effected any transaction in the Class A Stock during the past sixty days.

         (e) As of January 22, 2001, each Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

         On January 22, 2001 the Issuer and Northwest consummated a transaction pursuant to which, inter alia (A) the covenants in the Investment Agreement between each of the Reporting Persons and the Issuer pursuant to which each Reporting Person had agreed (i) not to grant any proxies or powers of attorney (other than to Northwest or Northwest Airlines Holdings or as otherwise provided by the Amendment), enter into any voting trust or other voting arrangement with respect to the Retained Shares, (ii) to vote or caused to be voted the Retained Shares as directed by Northwest in connection with any fundamental corporate transaction or certain issuances of the Issuer's common stock or any material amendment to the Issuer's Amended and Restated Certificate of Incorporation or Bylaws and to vote or cause the Retained Shares to be voted as recommended by the Board of Directors of the Issuer in any election of directors of the Issuer in which any person other than the Issuer is soliciting proxies, (iii) not to convert any shares of the Class A Stock into shares of the Class B Stock other than immediately prior to the transfer of such shares to a third party in accordance with the restrictions provided in the Investment Agreement, and (iv) not to sell, encumber or otherwise dispose of any or all of the Retained Shares, unless prior to such transfer such shares are converted into Class B Stock, terminated, and (B) the irrevocable proxy to vote the Retained Shares in a manner consistent with the Investment Agreement granted by each Reporting Person to John H. Dasberg, Mickey A. Foret and Douglas M. Steenland was terminated.

         Also on January 22, 2001, in connection with the Issuer and Northwest transaction, pursuant to the terms of the Reoffer Purchase Agreement (the "Reoffer Agreement") by and between the Issuer, Air, Inc., Northwest, Northwest Airlines Holdings Corporation and Air Partners, the Issuer purchased from Air, Inc. those certain rights of offer and re-offer set forth in the Investment Agreement with respect to the Class A Stock, in exchange for a cash payment of $10,000,000.

         The Reoffer Agreement is filed as Exhibit 4.16 hereto and is incorporated by reference herein. The foregoing description of the Reoffer Agreement is qualified in its entirety by reference to such agreement.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit.

Exhibit 4.16 Reoffer Purchase Agreement by and between the Continental Airlines, Inc., 1992 Air, Inc., Northwest Airlines Corporation, Northwest Airlines Holdings Corporation and Air Partners, L.P.

                                  EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION

   4.1 Subscription and Stockholders' Agreement, dated as of April 27, 1993, among Air Partners, Air Canada and the Issuer, previously filed.

   4.2 Warrant Agreement, dated as of April 27, 1993, by and between the Issuer and the Warrant Agent as defined therein, previously filed.

   4.3 Registration Rights Agreement dated as of April 27, 1993, among Air Partners, Air Canada and the Issuer, previously filed.

   4.4 Form of Lock Up Agreement between Air Partners and Goldman Sachs International, previously filed.

   4.5 Form of Lock Up Agreement between each Partner of Air Partners and the Issuer, previously filed.

   4.6 Form of Assignment of Registration Rights by Air Partners in favor of each Partner of Air Partners, previously filed.

   4.7 Amendment to Subscription and Stockholders' Agreement, dated as of April 19, 1996, among Air Partners, Air Canada and the Issuer, previously filed.

   4.8 Amended and Restated Registration Rights Agreement, dated as of April 19, 1996 among the Issuer, Air Partners, and Air Canada, previously filed.

   4.9 Warrant Purchase Agreement, dated as of May 2, 1996, by and between the Issuer and Air Partners, previously filed.

  4.10 Warrant Purchase Agreement, dated as of May 27, 1997, by and between the Issuer and Air Partners, previously filed.

  4.11 Investment Agreement dated as of January 25, 1998, among Northwest Airlines Corporation, Newbridge Parent Corporation, Air Partners and the other parties named therein, previously filed.

  4.12 Promissory Note dated as of April 24, 1998 executed by Air Partners, L.P. and payable to Northwest Airlines Corporation, previously filed.

  4.13 Pledge Agreement dated as of April 24, 1998 between Air Partners, L.P. and Northwest Airlines Corporation, previously filed.

  4.14 Amendment No. 1 to the Investment Agreement dated as of January 25, 1998 by and among Northwest Airlines Corporation, Newbridge Parent Corporation, Air Partners, L.P., Bonderman Family Limited Partnership, 1992 Air, Inc., Air Saipan, Inc., and the other parties identified on the signature pages thereof, filed herewith.

 4.15 Amendment No. 2 to the Investment Agreement dated as of November 20, 1998 by and among Northwest Airlines Corporation, Newbridge Parent Corporation, Air Partners, L.P., Bonderman Family Limited Partnership, 1992, Air, Inc., Air Saipan, Inc., and the other parties identified on the signature pages thereof, filed herewith.

  4.16 Reoffer Purchase Agreement by and between the Continental Airlines, Inc., 1992 Air, Inc., Northwest Airlines Corporation, Northwest Airlines Holdings Corporation and Air Partners, L.P.

  24.1 Power of Attorney dated August 7, 1995, by Alfredo Brener, previously filed.

  99.1         Agreement pursuant to Rule l3d-1(f)(1)(iii), filed herewith.

  99.2 Amended and Restated Limited Partnership Agreement of Air Partners, L. P., together with the first amendment thereto, previously filed.

  99.3 Second and Third Amendments to the Amended and Restated Limited Partnership Agreement of Air Partners, L.P., previously filed.

  99.4 Limited Partnership Agreement of 1998 CAI Partners, L.P. dated as of November 18, 1998, filed herewith.

  99.5 Fourth Amendment to the Amended and Restated Limited Partnership Agreement of Air Partners, L.P. dated as of November 19, 1998, filed herewith.

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2001
                                    1998 CAI PARTNERS, L.P.

                                    By:  1992 AIR GP,
                                         General Partner

                                         By: 1992 AIR, INC.,
                                             General Partner

                                             By:  /s/James J. O'Brien
                                             James J. O'Brien,
                                             Vice President

                                    1992 AIR GP

                                    By:  1992 AIR, INC.,
                                         General Partner

                                         By:  /s/James J. O'Brien
                                         James J. O'Brien,
                                         Vice President

                                    1992 AIR, INC.

                                    By:  /s/James J. O'Brien
                                    James J. O'Brien,
                                    Vice President

                                    /s/  James J. O'Brien
                                    James J. O'Brien,
                                    Attorney-in-Fact for:
                                    DAVID BONDERMAN (1)

                                    BONDERMAN FAMILY LIMITED PARTNERSHIP

                                    By: David Bonderman, general partner

                                    By:  /s/James J. O'Brien,
                                    Attorney-in-Fact for
                                    DAVID BONDERMAN (1)


(1) A Power of Attorney authorizing James J. O'Brien to act on behalf of David Bonderman was previously filed with the Commission.